UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SYNUTRA INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

87164C 10 2

(CUSIP Number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

466 Lexington Avenue

New York, NY 10017

(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Jeffrey T. Hartlin

Paul, Hastings, Janofsky & Walker LLP

55 Second Street, Twenty-Fourth Floor

San Francisco, CA 94105

(415) 856-7024

September 1, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warburg Pincus Private Equity IX, L.P. 20-2975990

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 5,000,000

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 5,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.26%(1)

14.	Type of Reporting Person (See Instructions) PN

(1)                               This calculation is based upon (i) a total of 54,000,713 shares outstanding as of August 8, 2008, as reported in the Quarterly Report on Form 10-Q of Synutra International, Inc., a Delaware corporation (the “Issuer”), filed with the U.S. Securities and Exchange Commission (the "Commission") on August 11, 2008, (ii) 4,000,000 shares sold and issued to Warburg Pincus Private Equity IX, L.P. (“WP IX”) pursuant to the Common Stock Purchase Agreement, dated May 24, 2007, between the Issuer and WP IX (the “Common Stock Purchase Agreement”) that are currently held by WP IX, as reported in the Schedule 13D filed by WP IX with the Commission on June 20, 2007 (the "Initial Schedule 13D"), and (iii) up to 1,000,000 shares issuable to WP IX pursuant to the Senior Exchangeable Note, dated April 23, 2008, issued by Beams Power Investment Limited, a British Virgin Islands limited liability company, to WP IX and currently held by WP IX (the "Note"), as initially reported in the Schedule 13D/A Amendment No. 1 filed by WP IX with the Commission on April 24, 2008 ("Amendment No. 1").

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warburg Pincus IX LLC - 20-2975945

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 5,000,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 5,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.26%(2)

14.	Type of Reporting Person (See Instructions) OO

(2)                               This calculation is based upon (i) a total of 54,000,713 shares outstanding as of August 8, 2008, as reported in the Quarterly Report on Form 10-Q of the Issuer filed with the Commission on August 11, 2008, (ii) 4,000,000 shares sold and issued to WP IX pursuant to the Common Stock Purchase Agreement that are currently held by WP IX, as reported in the Initial Schedule 13D, and (iii) up to 1,000,000 shares issuable to WP IX pursuant to the Note, as initially reported in Amendment No. 1.

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warburg Pincus Partners, LLC - 13-4069737

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 5,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.26%(3)

14.	Type of Reporting Person (See Instructions) OO

(3)                               This calculation is based upon (i) a total of 54,000,713 shares outstanding as of August 8, 2008, as reported in the Quarterly Report on Form 10-Q of the Issuer filed with the Commission on August 11, 2008, (ii) 4,000,000 shares sold and issued to WP IX pursuant to the Common Stock Purchase Agreement that are currently held by WP IX, as reported in the Initial Schedule 13D, and (iii) up to 1,000,000 shares issuable to WP IX pursuant to the Note, as initially reported in Amendment No. 1.

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warburg Pincus LLC - 13-3536050

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 5,000,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 5,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.26%(4)

14.	Type of Reporting Person (See Instructions) OO

(4)                               This calculation is based upon (i) a total of 54,000,713 shares outstanding as of August 8, 2008, as reported in the Quarterly Report on Form 10-Q of the Issuer filed with the Commission on August 11, 2008, (ii) 4,000,000 shares sold and issued to WP IX pursuant to the Common Stock Purchase Agreement that are currently held by WP IX, as reported in the Initial Schedule 13D, and (iii) up to 1,000,000 shares issuable to WP IX pursuant to the Note, as initially reported in Amendment No. 1.

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warburg Pincus & Co. - 13-6358475

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 5,000,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 5,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.26%(5)

14.	Type of Reporting Person (See Instructions) PN

(5)                               This calculation is based upon (i) a total of 54,000,713 shares outstanding as of August 8, 2008, as reported in the Quarterly Report on Form 10-Q of the Issuer filed with the Commission on August 11, 2008, (ii) 4,000,000 shares sold and issued to WP IX pursuant to the Common Stock Purchase Agreement that are currently held by WP IX, as reported in the Initial Schedule 13D, and (iii) up to 1,000,000 shares issuable to WP IX pursuant to the Note, as initially reported in Amendment No. 1.

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles R. Kaye

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 5,000,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 5,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.26%(6)

14.	Type of Reporting Person (See Instructions) IN

(6)                               This calculation is based upon (i) a total of 54,000,713 shares outstanding as of August 8, 2008, as reported in the Quarterly Report on Form 10-Q of the Issuer filed with the Commission on August 11, 2008, (ii) 4,000,000 shares sold and issued to WP IX pursuant to the Common Stock Purchase Agreement that are currently held by WP IX, as reported in the Initial Schedule 13D, and (iii) up to 1,000,000 shares issuable to WP IX pursuant to the Note, as initially reported in Amendment No. 1.

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joseph P. Landy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 5,000,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 5,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.26%(7)

14.	Type of Reporting Person (See Instructions) IN

(7)                               This calculation is based upon (i) a total of 54,000,713 shares outstanding as of August 8, 2008, as reported in the Quarterly Report on Form 10-Q of the Issuer filed with the Commission on August 11, 2008, (ii) 4,000,000 shares sold and issued to WP IX pursuant to the Common Stock Purchase Agreement that are currently held by WP IX, as reported in the Initial Schedule 13D, and (iii) up to 1,000,000 shares issuable to WP IX pursuant to the Note, as initially reported in Amendment No. 1.

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on June 20, 2007 (the "Initial Schedule 13D"), as amended by Amendment No. 1 thereto filed with the Commission on April 24, 2008 ("Amendment No. 1" and, together with the Initial Schedule 13D, the "Amended Initial Schedule 13D"), and is being filed on behalf of Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership (“WP IX”), Warburg Pincus IX LLC, a New York limited liability company and the sole general partner of WP IX (“WP IX LLC”), Warburg Pincus Partners, LLC, a New York limited liability company and the sole member of WP IX LLC (“WPP LLC”), Warburg Pincus LLC, a New York limited liability company that manages WP IX (“WP LLC”), Warburg Pincus & Co., a New York general partnership and the managing member of WPP LLC (“WP”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and a Managing Member and Co-President of WP LLC (Mr. Kaye, Mr. Landy, WP IX, WP IX LLC, WPP LLC, WP LLC and WP collectively being referred to as the “Warburg Pincus Reporting Persons”). The Amended Initial Schedule 13D, as amended by this Amendment, is being referred to as the "Schedule 13D." The agreement among the Warburg Pincus Reporting Persons to file this Amendment jointly in accordance with Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is attached as Exhibit 12 hereto. This Amendment relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Synutra International, Inc., a Delaware corporation (the “Issuer”).

The Warburg Pincus Reporting Persons are filing this Amendment because on September 1, 2008, WP IX was deemed to obtain beneficial ownership of up to an aggregate of 1,000,000 shares of Common Stock issuable to WP IX pursuant to a Senior Exchangeable Note, dated April 23, 2008  (the “Note”), in the aggregate principal amount of U.S. $30,000,000, which was issued to WP IX by  Beams Power Investment Limited, a British Virgin Islands limited liability company and a majority stockholder of the Issuer (“Beams Power”). The Note is convertible into shares of Common Stock held by Beams Power. As disclosed in Amendment No. 1, Beams Power issued the Note to WP IX pursuant to the Note Purchase Agreement, dated April 23, 2008, between WP IX and Beams Power (the “Note Purchase Agreement”).

Unless the Issuer completes an underwritten public offering of its Common Stock in which it sells at least the minimum number of shares of Common Stock set forth under the Note to cause the Note to become immediately convertible (a "Qualifying Public Offering"), the Note will become convertible into Common Stock held by Beams Power, at the election of WP IX, commencing on October 31, 2008. As a result, WP IX was deemed to acquire beneficial ownership of the shares of Common Stock issuable upon conversion of the Note under Section 13 of the Exchange Act on September 1, 2008. However, as disclosed in Amendment No. 1, unless the Issuer completes a Qualifying Public Offering prior to October 31, 2008, the conversion price of the Note will not be determinable until October 31, 2008. Pursuant to the terms of the Note, the conversion price of the Note cannot be less than U.S. $30.00 per share or more than U.S. $40.00 per share, in each case subject to adjustment for stock dividends, stock splits, rights issuances and certain other events relating to the Common Stock. This Schedule 13D assumes that the Note is convertible into shares of Common Stock held by Beams Power at a conversion price of $30.00 per share, currently the lowest price in the range set forth in the Note. In the event the conversion price is determined to be greater than $30.00, the number of shares of Common Stock issuable upon conversion of the Note will decrease accordingly. In the event the conversion price is determined to be less than $30.00 per share, the Note would become convertible into a greater number of shares of Common Stock held by Beams Power.

Based on the formula set forth above, the conversion price of the Note could not be determined prior to September 1, 2008. As a result, the Warburg Pincus Reporting Persons did not have beneficial ownership of the shares of Common Stock underlying on the Note prior to September 1, 2008 for purposes of Section 13 of the Exchange Act.

The foregoing description of the terms of the Note Purchase Agreement is qualified in its entirety by reference to the copy of the Note Purchase Agreement filed as Exhibit 7 to Amendment No. 1 and incorporated herein by reference. The foregoing description of the terms of the Note is qualified in its entirety by reference to the copy of the Note filed as Exhibit 8 to Amendment No. 1 and incorporated herein by reference.

Unless set forth below, all previous Items set forth in the Amended Initial Schedule 13D are unchanged. All capitalized terms used herein that are not defined herein have the meanings for such terms set forth in the Amended Initial Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Amended Initial Schedule 13D are hereby amended and restated in their entirety as follows:

(a) As of September 1, 2008, WP IX is deemed to beneficially own an aggregate of 5,000,000 shares of Common Stock, which represents approximately 9.26% of the outstanding shares of Common Stock in accordance with Rule 13d-3(d) promulgated under the Exchange Act. This percentage is based on (i) 54,000,713 shares of Common Stock outstanding as of August 8, 2008, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Commission on August 11, 2008,

(ii) 4,000,000 shares issued to WP IX pursuant to the Common Stock Purchase Agreement that are currently held by WP IX and (iii) up to 1,000,000 shares issuable to WP IX pursuant to the Note issued to and currently held by WP IX.

Due to their respective relationships with WP IX and each other, the Warburg Pincus Reporting Persons may be deemed to beneficially own, in the aggregate, 5,000,000 shares of Common Stock, which represented 9.26% of the shares of Common Stock outstanding as of August 8, 2008, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Commission on August 11, 2008.

Each of WP, WPP LLC, WP LLC, WP IX LLC, Mr. Kaye and Mr. Landy disclaims beneficial ownership of the Common Stock.

(b) Each of the Warburg Pincus Reporting Persons is deemed to share with WP IX the power to vote or to direct the vote and to dispose or to direct the disposition of 5,000,000 shares of Common Stock.

(c) Except for the transactions described in the Amended Initial Schedule 13D, no other transactions in shares of the Issuer's Common Stock were effected by the Warburg Pincus Reporting Persons during the last sixty days.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Amended Initial Schedule 13D is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit 12:             Joint Filing Agreement, dated September 1, 2008, by and among Warburg Pincus Private Equity IX, L.P., Warburg Pincus IX LLC, Warburg Pincus Partners, LLC, Warburg Pincus LLC, Warburg Pincus & Co., Charles R. Kaye and Joseph P. Landy, relating to the filing of a joint statement on Schedule 13D/A.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2008

WARBURG PINCUS PRIVATE EQUITY IX, L.P.

By: Warburg Pincus IX LLC, its General Partner,
By: Warburg Pincus Partners, LLC, its Sole Member,
By: Warburg Pincus & Co., its Managing Member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS IX LLC

By: Warburg Pincus Partners, LLC, its Sole Member,
By: Warburg Pincus & Co., its Managing Member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS PARTNERS, LLC

By: Warburg Pincus & Co., its Managing Member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS LLC

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

WARBURG PINCUS & CO.

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

By:	/s/ Charles R. Kaye
Name: Charles R. Kaye
By: Scott A. Arenare, Attorney-in-Fact*

By:	/s/ Joseph P. Landy
Name: Joseph P. Landy
By: Scott A. Arenare, Attorney-in-Fact*

* Power of Attorney given by Mr. Kaye was previously filed with the Commission on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

** Power of Attorney given by Mr. Landy was previously filed with the Commission on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.